Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Iron ore supply contracts for 2009 settled with most major
Asian customers
1 June 2009
Rio Tinto subsidiary Hamersley Iron has settled its iron ore contract for 2009 with South Korean steelmaker POSCO and Taiwanese steelmakers CSC and Dragon on the same terms agreed during last week with all its Japanese customers.
The prices agreed for the 2009 Contract year for Pilbara Blend Fines and Yandicoogina is 97.00c/dmtu, and Pilbara Blend Lump is 112.00c/dmtu.
Sam Walsh, Chief executive, Rio Tinto Iron Ore, said “Each year the pricing negotiations are tough and this year is no exception, although the situation is becoming clearer as more customers settle to the same terms.
“We continue to negotiate with our remaining customers, the bulk of whom are in China. We believe the settlements achieved to date demonstrate that customers appreciate the certainty of price and volume that the benchmark system ensures.”
For guidance, approximately half of the iron ore that Rio Tinto has produced this calendar year has been sold on a spot market basis.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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